Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax andrewskurth.com

December 24, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. H. Roger Schwall, Assistant Director

Re:                             NGL Energy Partners LP

NGL Energy Finance Corp.

Amendment No. 1 Registration Statement on Form S-4

Filed August 20, 2014

File No. 333-197341

Ladies and Gentlemen:

Set forth below are the responses of NGL Energy Partners LP, a Delaware limited partnership (the “Partnership”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by your letter dated September 3, 2014, with respect to Amendment No. 1 to the Partnership’s Registration Statement on Form S-4 (File No. 333-197341) (the “Registration Statement”).  Each response below has been prepared and is being provided by the Partnership, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, the Partnership is publicly filing, through EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

For the Staff’s convenience, each of the Partnership’s responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2, unless indicated otherwise.

Legality Opinions

1.              We note your response to prior comment 2 from our letter to you dated August 1, 2014. Please obtain and file as exhibits revised opinions of counsel or new opinions which give effect to each of the following comments.

Austin	Beijing	Dallas	Dubai	Houston	London	New York	Research Triangle Park	The Woodlands	Washington, DC

Response:

The Partnership acknowledges the Staff’s comment and filed revised opinions of counsel as exhibits to Amendment No. 2.

Exhibit 5.1

2.              Item 23 of Schedule A of the Securities Act of 1933 requires you to provide “the names and addresses of counsel who have passed on the legality of the issue.” Neither of the opinions filed as exhibits 5.3 and 5.4 includes counsel’s address.

Response:

The Partnership acknowledges the Staff’s comment and has filed revised opinions of counsel as exhibits 5.3 and 5.4 to Amendment No. 2 that include the addresses of such counsel.

3.              We note your response to prior comments 4 and 5. The revised opinion filed as exhibit 5.1 explicitly limits the scope of the opinion to the identified jurisdictions, which do not include the States of Colorado, Oklahoma, and Wyoming, or the province of Alberta. We also note the assumptions in its seventh paragraph. Insofar as the opinions of counsel other than exhibit 5.1 are silent regarding whether the guarantees constitute binding obligations of the guarantors, please provide opinions which clarify the issue for each such entity. The last paragraph of Section II.B.1.e of Staff Legal Bulletin No. 19 provides in part that “the registrant may engage local counsel to provide the opinion that the registrant is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization. In turn, primary counsel may assume that the registrant is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization.” One possible resolution would be for counsel to revise the opinion filed as exhibit 5.1 to make clear that it is opining as to all guarantees and, if true, relying on the opinions of the law firms (which it must identify) with regard to the particular items (that Section II.B.1.e specifies).

Response:

The opinions of counsel filed as exhibits 5.2, 5.2, 5.4 and 5.5 to Amendment No. 2 include opinions that the each guarantors addressed by such opinions are organized in their respective jurisdictions of organization, are validly existing, have the power to create their guarantees and have taken the required steps to authorize the entry into their guarantees under the laws of their respective jurisdictions of organization.

4.              As noted, counsel must indicate whether the guarantor is validly existing. Neither Colorado nor Oklahoma counsel expressly opines that the applicable guarantors are validly existing.

Response:

The opinions provided by Oklahoma and Colorado counsel included as exhibits to Amendment No. 2 indicate that the guarantors organized in Oklahoma and Colorado, respectively, are validly existing.

5.              Where opinions include assumptions that (1) are readily ascertainable, (2) assume any material facts, or (3) with regard to which counsel may appropriately rely on applicable officers’ certificates, please obtain new or revised opinions or provide supplemental support as to why the particular assumption should be unobjectionable. Examples include:

•                  assumptions (e) and (f) in the fifth paragraph of Exhibit 5.3; and

•                  assumption (iii) in the fifth paragraph of Exhibit 5.4.

See the guidance contained in Section II.B.3.a of Staff Legal Bulletin No. 19.

Response:

The opinions of counsel filed as exhibits to Amendment No. 2 eliminate assumptions of the type identified by the Staff.

6.              Similarly, it should be apparent that counsel has done what it believes is necessary and appropriate to render the required opinion. Examples of language which suggests otherwise include:

•                  with respect to Exhibit 5.3, counsel’s suggestion that “the opinions rendered herein are limited accordingly … [and] relate solely to the Opinion Documents” and the “solely” limitation in the seventh paragraph; and

•                  with respect to Exhibit 5.4, the “solely” limitation included in qualifications (c) and (d).

Response:

The opinions of counsel filed as exhibits to Amendment No. 2 have been revised to no longer include language of the type identified by the Staff.

7.              Please obtain an opinion which relates to the guarantees of the Oklahoma Guarantors with regard to the 2019 Exchange Notes, insofar as the opinion filed as exhibit 5.4 only appears to cover the 2021 Exchange Notes. Also, ensure that it is apparent that named counsel has in fact signed the opinion.

Response:

The Partnership has filed with Amendment No. 2 a revised opinion of Oklahoma counsel that covers the guarantee of the 2021 Exchange Notes and has ensured that the revised draft includes a conformed signature.

If you have any further comments, please contact the undersigned by telephone at (713) 220-4368 or by email at henryhavre@andrewskurth.com, with a copy to Atanas Atanasov, Chief Financial Officer of the Partnership, at atanas.atanasov@nglep.com.  We thank you in advance for your prompt consideration of the responses set forth above.

Very truly yours,

ANDREWS KURTH LLP

By:	/s/ Henry Havre
Henry Havre

cc:                                H. Michael Krimbill, NGL Energy Holdings LLC

Atanas H. Atanasov, NGL Energy Holdings LLC